Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SampleServe, Inc.
444 Cass St., Ste. 203-B
Traverse City, MI 49684
https://www.sampleserve.com/

Up to $1,199,999.44 in Common Stock at $1.03
Minimum Target Amount: $9,999.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SampleServe, Inc.
Address: 444 Cass St., Ste. 203-B, Traverse City, MI 49684
State of Incorporation: DE
Date Incorporated: November 15, 2018

Terms:

Equity

Offering Minimum: $9,999.24 | 9,708 shares of Common Stock
Offering Maximum: $1,199,999.44 | 1,165,048 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.03
Minimum Investment Amount (per investor): $249.26

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses *

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird Bonus

Invest within the first 10 days and receive 7% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 5% bonus shares.

Amount-Based:

$5,000+ | 1st Perk

Invest $5,000 and receive 5% Bonus Shares.

$10,000+ | 2nd Perk

Invest $10,000 or more and receive 10% Bonus Shares.

$20,000+ | 3rd Perk

Invest $20,000 or more and receive 20% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SampleServe, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.03 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $103. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

The environmental industry has a problem - they're still collecting samples and managing data the same way they did in the 80s: handwriting data on paper forms, completing sample bottle labels and tracking chain-of-custody by hand. On top of that, reports take days or weeks to prepare using archaic hourly billing methods where even the simplest of reports can cost thousands of dollars.

SampleServe, Inc.'s ("SampleServe" or the "Company") web and mobile applications organize sampling information in a neat and graphical way so that clients and field personnel can easily understand the what, where, when, and how of each sample to be collected. Sampling field data is entered via a tablet application, and the patented mobile app prints barcoded/QR-coded sample bottle labels, in the field at the time of sampling. Two US patents have been issued on the chain-of-custody process and the patents have been assigned to and are owned by the company.

Upon completion of laboratory analysis, our software prepares actionable datagraphic reports within seconds. All the tables, graphs, charts, data box maps, groundwater contour flow direction maps, and iso-chemical contour maps required for making informed decisions about a site, are completed in seconds.

SampleServe, Inc. was originally formed as Remediation Technologies, Inc. on December 15, 2001, as a Michigan "S Corporation" and operated under two DBAs, "American Remediation" and "SampleServe.com." American Remediation specialized in installing groundwater remediation/clean-up systems and SampleServe.com specialized in groundwater sampling and online database/reporting. In November 2018, Remediation Technologies, Inc. officially changed its name to SampleServe, Inc. and reincorporated in the state of Delaware as a C-corporation to facilitate outside 3rd party investment.

Competitors and Industry

Industry

The environmental engineering services market is a huge worldwide market. In 2022, it will end up being nearly $43 billion. By 2026, it is projected to be a $54 billion market, all driven by ever-increasing environmental regulations, new emerging environmental pollutants, and ever-increasing environmental liability. Many of these funds are currently spent on inefficient paper-based data collection and reporting.

Competition

By far the largest form of competition is the existing engineering companies that are still using old-school paper documentation and manual methods for reports. There are a few competing software products, "EQUIS Collect", "QNOPY", and "Promium", which each have some of the features that SampleServe possesses, however, none of them offer all the user required features in one platform. The biggest differentiator between the SampleServe platform and their products is that the SampleServe platform handles all the user's needs, without having to supplement old paper techniques to fill in the gaps. The other products require some duplicative handwritten paper documents such as labels and/or paper chain-of-custody in their process. Also, SampleServe is the only product that incorporates labs automatically into the data mix with its "SampleLOG" lab specific mobile application that receives data digitally at the lab. The receiving of digital data by the laboratory is an important time-saving and accuracy element for environmental projects. SampleServe also has two issued patents on its digital chain-of-custody process.

Current Stage and Roadmap

SampleServe currently has four products for collecting and processing samples for reporting. SampleENV" is designed for environmental sample collection, "SampleH2O" is specifically designed for efficiently collecting drinking water samples, and our third product, "Lab Login App" is specifically for laboratories to receive samples at the lab digitally. A fourth product "SampleSWR" was built and launched for the sampling and reporting on sewer system effluent for the presence of COVID, Flu and other communicable diseases.

In 2 months, the sample volume for SampleSWR has gone from 0 to over 100 samples per month and is growing. We've added a second laboratory as a client of the SampleH2O application, an app specifically built for collecting and reporting on residential and municipal drinking water samples. We believe this second lab should more than double the sample volume and numerous other drinking water labs are anticipated to be onboarded in the coming weeks and months. The SampleENV field sampling app is specifically designed for high-volume, high-frequency sampling by professional samplers, and is gaining new users, with 76 new users having signed up since July 1, 2022.

The Team

Officers and Directors

Name: Russell Schindler

Russell Schindler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: November, 2018 - Present
  Responsibilities: Responsible for building the product, marketing, sales, and financial issues, accounts payable and receivables. Russell Schindler has a salary of $52,000 and receives no additional equity as compensation.

Other business experience in the past three years:

- **Employer:** H2O Investigation
  Title: President
  Dates of Service: January, 2018 - September, 2022
  Responsibilities: Responsible for all marketing, sales and business development.

Name: Paul Goudreault

Paul Goudreault's current primary role is with Enorine Partners, LLC . Paul Goudreault currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member / Sales
  Dates of Service: January, 2021 - Present
  Responsibilities: As a Board Member he is responsible for representing shareholder interests and overseeing the CEO and operation of the business. As head of sales, he is responsible for client development and closing of business

deals. Paul receives no cash salary and is compensated in stock options for his position as a board member at a rate of 75,000 options per year.

Other business experience in the past three years:

- **Employer:** Wood PLC
  Title: Sales Representative
  Dates of Service: January, 2011 - November, 2020
  Responsibilities: Responsible for large oil company clients' sales and revenues.

Other business experience in the past three years:

- **Employer:** Enorine Partners, LLC
  Title: Founding Partner
  Dates of Service: July, 2021 - Present
  Responsibilities: Coaching and enhancing organizational and individual effectiveness.

Name: Eric Bergsma

Eric Bergsma's current primary role is with Sara S Bergsma, DDS, MS, PC. Eric Bergsma currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member / Controller
  Dates of Service: April, 2011 - Present
  Responsibilities: As a Board Member he is responsible for representing the shareholders and overseeing the operation of the company and the CEO. As Controller, he is responsible for accounts payable, accounts receivable and payroll and other HR responsibilities. Eric Bergsma is compensated $1,000 per month for his duties. He does not receive any additional equity or options for his role.

- **Position:** Controller
  Dates of Service: October, 1992 - Present
  Responsibilities: Accounting and financial management.

Other business experience in the past three years:

- **Employer:** Sara S Bergsma, DDS, MS, PC
  Title: Controller
  Dates of Service: October, 1992 - Present
  Responsibilities: Financial Managemenmt

Name: Erik Johnson

Erik Johnson's current primary role is with Blarney Castle Oil Company. Erik Johnson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November, 2018 - Present
  Responsibilities: As Board Member Erik is responsible for representing shareholders and overseeing the operation of the company and the CEO. Erik Johnson is not compensated for his role as a Board member.

Other business experience in the past three years:

- **Employer:** Blarney Castle Oil Company
  Title: Environmental Engineer
  Dates of Service: May, 2008 - Present
  Responsibilities: Overseeing environmental compliance and environmental remediation at 140 company owned gas stations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the environmental software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SampleServe, Inc. was formed on November 15th, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SampleServe, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that field sampling and reporting and digital chain-of-custody is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SampleServe, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SampleServe, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Criteria and Government Funding Changes

Much of the demand for the SampleServe product is driven by regulatory clean-up criteria and regulations related to the presence of certain contaminants/chemicals in the environment. These regulations and various cleanup criteria are constantly changing. Any changes related to these criteria can influence the demand for the SampleServe product. In addition, a large percentage of these projects are funded by various state and federal agencies. The amount of funding for these projects can vary from year to year. Changes to the level of funding for both state and federal environmental projects can have an effect on the demand for the SampleServe product.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Russell Schindler	125,446	Preferred Stock	41.24%
Russell Schindler	2,768,250	Common Stock	
Eric Bergsma	99,225	Preferred Stock	15.27%
Eric Bergsma	922,750	Common Stock	

The Company's Securities

The Company has authorized Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,165,048 of Common Stock.

Preferred Stock

The amount of security authorized is 2,046,264 with a total of 2,032,421 outstanding.

Voting Rights

Each holder of Preferred Stock may cast the number votes equal to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determination.

Material Rights

Summary of Material Rights

Distribution Rights and Preferences

If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser ($100,000 or more) of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

Liquidation Rights and Preferences

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for the series of such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

Dividend Rights

The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Preemptive Rights

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Key Holder equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of the Preferred Stock owned by such Major Purchaser, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of the Preferred Stock owned by all Major Purchasers.

Right of First Refusal

Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Share" for means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of the Preferred Stock owned by such Major Purchaser, to (b) the Fully Diluted Share Number.

Common Stock

The amount of security authorized is 7,046,264 with a total of 5,000,000 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights

The total number of shares outstanding on a fully diluted basis, 7,032,431 shares, includes 5,000,000 shares of Common Stock (which includes 1,309,000 shares to be issued pursuant to stock options, reserved but unissued) and 2,032,431 shares of Preferred Stock (Preferred Stock includes "Series Seed Preferred Stock," "Series Seed-2 Preferred Stock," and "Series Seed-NP Preferred Stock").

<u>Summary of Material Rights</u>

Distribution Rights and Preferences

If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser ($100,000 or more) of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

Liquidation Rights and Preferences

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for the series of such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

Dividend Rights

The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Preemptive Rights

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Key Holder equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of the Preferred Stock owned by such Major Purchaser, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of the Preferred Stock owned by all Major Purchasers.

Right of First Refusal

Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Share" for means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of the Preferred Stock owned by such Major Purchaser, to (b) the Fully Diluted Share Number.

Please refer to the Company's Third Restated Certificate of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Preferred Stock and Common Stock
  Final amount sold: $2,448,817.00
  Use of proceeds: Software development, sales and marketing, and general business/admin expenses.
  Date: March 01, 2022
  Offering exemption relied upon: None

- **Type of security sold:** Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Software development, sales and marketing, and general business/admin expenses.
  Date: November 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $142,228.00
  Number of Securities Sold: 142,228
  Use of proceeds: Product improvement, sales, marketing.
  Date: March 15, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Circumstances which led to the performance of financial statements:

Sampling revenue dropped to $30,626 in 2021 from $119,503 in 2020, a decrease of 74%. This decrease was due to several factors. The primary factor was the focus on the software development side of the business rather than the physical sampling service we previously offered and that was a large portion of our revenue. 2021 was the year we pivoted from sampling as a service to software as a service.

<u>Year ended December 31, 2020 compared to year ended December 31, 2021</u>

Revenue

In 2021 our expenses equaled $529,958 and our revenues were $184,694. Software subscription revenues were up from 2020 at just $1,604, to a total of $22,909 in 2021, a substantial increase of 1,428%. Keep in mind that 2020 was the first year of offering software subscriptions. Other revenues from both years were from the physical sampling services and from the Federal Payroll Protect Program (PPP).

Marketing/Sales

Cost of marketing/sales in 2021 was $7,141, which was essentially unchanged from costs of $7,382 in 2020. The static element was largely due to lack of selling events (trade shows, meetings, travel, etc..) and the scarcity of funds for direct-to-consumer sales also played a significant role. Sales were primarily conducted via web meetings and phone calls by current staff.

Gross margins

In 2021 our expenses equaled $529,958 and our revenues were $184,694. Software subscription revenues were up from 2020 at just $1,604 to a total of $22,909 in 2021, an substantial increase of 1,428%. Keep in mind that 2020 was the first year of offering software subscriptions. Other revenues from both years were from the physical sampling services and from the Federal Payroll Protect Program (PPP). Sampling revenue dropped to $30,626 in 2021 from $119,503 in 2020 a decrease of 74%. The primary factor was the focus on the software development side of the business rather than the physical sampling service we previously offered and that was a large portion of our revenue. 2021 was the year we pivoted from sampling as a service to software as a service. 2021 was a pivotal year in terms of product development and customer acquisition. We rolled out a new laboratory app for drinking water sample collection (SampleH2O) which has been well received by labs that collect drinking water samples. Our online customer acquisition processes have also started to produce online customers and overseas customers. We partnered with an Australian firm late in 2021 and they are representing SampleServe products in Australia. We also partnered with a sampling company out of Pittsburgh PA that is also representing SampleServe in that region.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing, sales expenses, fees for professional services, and software development expenses. In 2020 expenses were $870,083. In 2021, expenses were $529,959, down 39% from 2020 due to decreased compensation and benefits costs as employee numbers dropped by roughly half from early 2020 into 2021, to its current total of 5 employees.

Historical results and cash flows:

The Company is currently in the customer growth stage and revenue growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Customer use and revenue from software is currently growing and has been roughly doubling every 90-days for the past few quarters. Past cash flow was primarily generated through the physical sampling services and custom software development income. This custom software development income was derived from customers that are now ongoing subscription revenue customers from the software we were paid to customize and develop. We have sold the sampling services portion of the company and the new owners of the sampling services are now also an ongoing subscription sampling customer. In addition, we received additional equity investment from several current investors. Many of our current customers have also increased their volume use of the software and new customers have also signed on as subscription revenue customers. Our goal is to continue revenue and cash flow growth through the acquisition of new customers and expansion of sales within existing customers. In addition, new capital raised from equity investment, including Start Engine, will also contribute to cash flow sustainability in the short to mid-term.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2022, the Company has capital resources available in the form of ongoing revenue and $6,000 cash on hand. A limited amount in the form of a shareholder loan is also available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support ongoing employee compensation and benefits, increases in sales and marketing efforts to grow revenue, and new features and functionality development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

SampleServe believes the funds from this campaign are necessary to the viability of the Company otherwise we would not be asking for them. We try to run the company as fiscally lean as possible. Of the total funds that our Company has on hand and will generate from sales, initially 90% will be made up of funds raised from the crowdfunding campaign if it raises its current maximum funding goal. The goal is to have this percentage decrease as sales increase.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount ($150,000), we anticipate the Company will be able to operate for 4 to 5 months. This is based on a current monthly burn rate of $33,000 per month for expenses related to payroll and benefits, office expenses, subscription software, and hosting expenses. General & Administrative Expenses equal roughly $4,150 per month, Sales and Marketing Expenses are approximately $8,800 per month and Software Development Expenses equal roughly $19,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, $1,200,000, we could feasibly operate for 36 months at the status quo staffing levels, however, to spur growth and facilitate increased customer expansion and onboarding, we anticipate hiring sales staff, customer support staff, and at least 1 software engineer. This will increase the monthly burn rate to approximately $100,000 per month. General & Administrative Expenses would go up to $12,500 per month, Sales and Marketing Expenses would be roughly $27,000 per month and Software Development Expenses would be around $57,000 per month. The $1,200,000 would be anticipated to last roughly 18 months with the gradual increase to $100,000 per month and with the supplemental additional monthly income/revenue also anticipated.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has anticipated raising an additional $800,000 outside of this raise for a total of approximately $2,000,000 to be raised. If however, the StartEngine raise is successful, the additional $800,000 raise may be moved to StartEngine as well.

Indebtedness

- **Creditor:** Limei Meng
  Amount Owed: $74,100.00
  Interest Rate: 7.0%
  The principal amount on the loan is $65,000.

- **Creditor:** Eric Bergsma
  Amount Owed: $44,000.00
  Interest Rate: 5.0%
  The principal amount on the loan is $40,000.

Related Party Transactions

- **Name of Entity:** Eric Bergsma
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Outstanding loan with a principal amount of $40,000, an interest rate of 5% and no maturity date.
  Material Terms: Total indebtedness is $44,000.

- **Name of Entity:** Limei Meng
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $65,000 Loan
  Material Terms: Loan from a shareholder, Limei Meng in the amount of $65,000. The loan bears an interest rate of 7% and has no defined maturity date. As of December 31, 2022, the outstanding principal of the loan is $65,000.

- **Name of Entity:** Russell Schindler
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Russell Schindler had used company funds for personal needs in the amount of $25,425 during a period when the company could not make payrolls. There is no interest rate set or maturity date set.
  Material Terms: Russell Schindler had used company funds for personal needs in the amount of $25,425 during a period when the company could not make payrolls. There is no interest rate set or maturity date set.

Valuation

Pre-Money Valuation: $7,203,403.93

Valuation Details:

The valuation of $7,203,403 is based on several factors. First, SampleServe has two issued patents on a digital chain-of-custody sample collection and delivery process. All environmental and product safety samples are treated like evidence at a crime scene. Detailed chain-of-custody on sample collection and transfer to the laboratory is required by law. Over 99.9 percent of all samples are currently documented and delivered to laboratories using paper chain-of-custody. We believe that our digital chain-of-custody is significantly better than paper chain-of-custody because of our patented 5-point authentication process. In addition, digital chain-of-custody alleviates the problem of legibility and data transmission errors. This advancement saves time and increases accuracy, and we believe that digital chain-of-custody will largely replace the paper process.

The second factor is the size of the environmental and product safety sampling and reporting markets. These markets are, combined, over $45 billion a year and growing, with no downturn in sight. The SampleServe software platform has a significant impact on the cost, data accuracy, and speed of reporting in these markets. Current paying customers are increasing the use of the SampleServe products month over month, and new customers have been added every month.

The third factor is our team's proven ability to bring the various SampleServe sampling and reporting products to market and revenue. We've customized our various products to each type of sampling vertical. Environmental, groundwater, soil, drinking water, COVID sewer system sampling, etc... All these market segments are significant and the use of the individual SampleServe sampling products in these segments has been growing month over month.

Lastly, when you compare the SampleServe valuation to similar companies with related product offerings, the valuation conforms. QNOPY for example was valued at $2.25 Million in 2018 when SampleServe was valued at $5.0 Million. The SampleServe product as compared to QNOPYs remains substantially more robust, with our reporting capabilities well advanced and our Lab Login software providing capabilities they don't match. Aquatic Informatics, a water data management company, was valued at $27.7 Million in 2017. They were acquired by Hach/Danaher in 2020 for an undisclosed amount. The Aquatic Informatics product services a different user vertical than the SampleServe product, and their revenues are substantially higher, however, they prove the potential of the overall water data market space.

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 7,032,431 shares, includes 5,000,000 shares of Common Stock (which includes 1,309,000 shares to be issued pursuant to stock options, reserved but unissued) and 2,032,431 shares of Preferred Stock (Preferred Stock includes "Series Seed Preferred Stock," "Series Seed-2 Preferred Stock," and "Series Seed-NP Preferred Stock").

Use of Proceeds

If we raise the Target Offering Amount of $9,999.24 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  94.5%
  Funds raised will be used for costs include sales and marketing staff salaries, advertising costs, trade shows and sponsorship costs, and other promotional activities, etc... Other product development expenses include software engineers, software quality control staff, product development staff, customer support and any outside software contractors that may be engaged from time to time.

If we raise the over allotment amount of $1,199,999.44, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *General & Administrative Expenses*
  14.0%

These are the basic business expenses such as office rent, utilities, office equipment and supplies, accounting and legal fees, etc..

- *Sales & Marketing Expenses*
  26.0%
  These costs include sales and marketing staff salaries, advertising costs, trade shows and sponsorship costs, and other promotional activities, etc...

- *Software Development Expenses*
  54.5%
  These expenses include software engineers, software quality control staff, product development staff, customer support and any outside software contractors that may be engaged from time to time.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.sampleserve.com/ (https://www.sampleserve.com/annual-report/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/sampleserve

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SampleServe, Inc.

[See attached]

SAMPLESERVE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SampleServe, Inc.
Traverse City, Michigan

We have reviewed the accompanying financial statements of SampleServe, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 10, 2022
Los Angeles, California

SAMPLESERVE INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	2,118	$	16,417
Acccounts Receivable, net		6,813		8,722
Prepaids and Other Current Assets		377		377
Amount due from related parties		25,425		25,425
Total Current Assets		**34,734**		**50,941**
Property and Equipment, net		18,800		27,865
Intangible Assets		283,036		490,778
Total Assets	**$**	**336,569**	**$**	**569,583**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	127,510	$	303,405
Promissory Notes and Loans		105,000		105,000
Accrued Interest		13,100		6,550
Total Current Liabilities		**245,610**		**414,955**
Total Liabilities		**245,610**		**414,955**
STOCKHOLDERS EQUITY				
Common Stock		369		369
Preferred Stock		158		158
Shareholder Distribution		-		-
Additional Paid in Capital		2,622,125		2,309,208
Retained Earnings/(Accumulated Deficit)		(2,531,693)		(2,155,107)
Total Stockholders' Equity		**90,960**		**154,628**
Total Liabilities and Stockholders' Equity	**$**	**336,569**	**$**	**569,583**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 184,894	$ 237,544
Cost of Goods Sold	-	14,161
Gross profit	184,894	223,383
Operating expenses		
General and Administrative	547,709	876,332
Sales and Marketing	7,142	7,402
Total operating expenses	554,851	883,734
Operating Income/(Loss)	(369,957)	(660,351)
Interest Expense	6,630	8,639
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(376,586)	(668,990)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (376,586)**	**$ (668,990)**

See accompanying notes to financial statements.

SAMPLESERVE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2019	3,691,000	$ **369**	1,584,209	$ **158**	$ **1,997,017**	$ **(1,486,117)**	$ **511,428**
Share-Based Compensation					15,740		15,740
Capital contribution					296,450		296,450
Net income/(loss)						(668,990)	(668,990)
Balance—December 31, 2020	3,691,000	369	1,584,209	158	2,309,208	$ (2,155,107)	$ **154,628**
Share-Based Compensation					24,971		24,971
Capital contribution					287,946		287,946
Net income/(loss)						(376,586)	(376,586)
Balance—December 31, 2021	**3,691,000**	$ **369**	**1,584,209**	$ **158**	$ **2,622,125**	$ **(2,531,693)**	$ **90,960**

See accompanying notes to financial statements.

SAMPLESERVE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(376,586)	$	(668,990)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		9,065		9,117
Amortization of Intangibles		207,742		259,696
Share-based Compensation		24,971		15,740
Changes in operating assets and liabilities:				
Acccounts receivable, net		1,909		(6,378)
Prepaids and Other Current Assets		-		(377)
Accounts Payable		(175,895)		104,890
Accrued Interest		6,550		6,550
Net cash provided/(used) by operating activities		**(302,244)**		**(279,752)**
CASH FLOW FROM INVESTING ACTIVITIES				
Sale of Property and Equipment		-		3,800
Purchases of Intangible Assets		-		(33,865)
Net cash provided/(used) in investing activities		**-**		**(30,065)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		287,946		296,450
Borrowing on Shareholder Loans		-		4,000
Net cash provided/(used) by financing activities		**287,946**		**300,450**
Change in Cash		(14,298)		(9,366)
Cash—beginning of year		16,417		25,783
Cash—end of year	**$**	**2,118**	**$**	**16,417**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,630	$	8,639
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SampleServe Inc. was incorporated on November 15, 2018, in the state of Delaware. The financial statements of SampleServe Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Traverse City, Michigan.

The SampleServe solution is an integrated digital platform that ties together all stakeholders with one simplified workflow for environmental data collection & reporting. SampleServe and our clients are focused on driving the development of secure, accurate and efficient environmental data. We know that environmental mitigation & remedial decisions rely on timely, accurate, and conclusive data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Tools	5 years
Vehicles	5 years
Office Equipment	5 years
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its website development costs and capitalized financing costs, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

SampleServe Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from license and subscription from its integrated digital platform.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $7,142 and $7,402, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Other current asset	377	377
Total Prepaids and Other Current Assets	**$ 377**	**$ 377**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Tools	$ 7,107	$ 7,107
Vehicles	17,213	17,213
Office Equipment	30,451	30,451
Equipment	28,025	28,025
Property and Equipment, at Cost	**82,797**	**82,797**
Accumulated depreciation	(63,997)	(54,932)
Property and Equipment, Net	**$ 18,800**	**$ 27,865**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $9,065 and $9,117, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Website Development	$ 1,089,750	$ 1,089,750
Capitalized Financing Costs	12,500	12,500
Intangible assets, at cost	**1,102,250**	**1,102,250**
Accumulated amortization	(819,214)	(611,472)
Intangible assets, Net	**$ 283,036**	**$ 490,778**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2021, and 2020 were in the amount of $207,742 and $259,696, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense	
2022	$	(207,742)
2023		(75,294)
2024		
2025		-
Thereafter		
Total	**$**	**(283,036)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 3,691,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,800,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 1,584,209 Preferred Stock have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,360,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	756,545	$ 0.05	-
Granted	575,000	$ 0.05	
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	1,331,545	$ 0.05	9.05
Exercisable Options at December 31, 2020	734,399	$ 0.05	9.05
Granted	88,913	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	823,312	$ 0.05	8.05
Exercisable Options at December 31, 2021	823,312	$ 0.05	8.05

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $24,971 and $15,740, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

				For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Limei Meng- loan	$ 65,000	7.00%	No maturity date	4,550	9,100	$ 65,000	$ -	$ 74,100	$ 4,550	$ 4,550	$ 65,000		$ 69,550
Eric Bergsma- loan	$ 40,000	5.00%	No maturity date	2,000	4,000	$ 40,000	$ -	$ 44,000	$ 2,000	$ 2,000	$ 40,000		$ 42,000
Total				$ 6,550	$ 13,100	$ 105,000	$ -	$ 118,100	$ 6,550	$ 6,550	$ 105,000	$ -	$ 111,550

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	105,000
2023		-
2024		-
Thereafter		-
Total	**$**	**105,000**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(115,953)	$	(189,399)
Valuation Allowance		115,953		189,399
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(566,261)	$	(450,308)
Valuation Allowance		566,261		450,308
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.
For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,097,262, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,097,262.

Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In the past, the Company borrowed money from its shareholder, Eric Bersgma, in the amount of $40,000. The loan bears an interest rate of 5% and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of the loan is $40,000.

In the past, the Company borrowed money from its shareholder, Limei Meng (Russell Schindler's girlfriend), in the amount of $65,000. The loan bears an interest rate of 7% and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of the loan is $65,000.

Prior to incorporation, the founder and the CEO Russell Schindler had used company funds for personal needs in the amount of $25,425. This was done in the period when the company could not make payrolls. There is no interest rate set or maturity date set. As of December 31, 2021 and December 31, 2020, the outstanding balance is $25,425.

In the period from February 22, 2022 to June 27, 2022, the company borrowed $15,000 from its shareholder Eric Bergsma.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On December 1, 2021, the Company entered into a sublease agreement with a certain to rent property located in Traverse City, Michigan. The rent under this sublease shall be $750.00 per month and will ends on November 30, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	8,250
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**8,250**

Rent expenses were in the amount of $ 29,640 and $17,383 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 10, 2022, which is the date the financial statements were available to be issued.

On January 14, 2022, $16,037 of accounts payable money was converted to Preferred Stock of the Company.

The company raised $45,000 by issuing of Series Seed 2 Preferred Stock in the two phases ($25,000 on June 28, 2022 and $20,000 on July 5, 2022).

In the period from February 22, 2022 to June 27, 2022, the company borrowed $15,000 from its shareholder Eric Bergsma.

On September 13, 2022, the Company sold the sampling services segment of the business to EnviroLab in Oscoda, Michigan for $35,000. The purchase price for the assets will be paid by the purchaser in a lump sum payment of $35,000.00 in the form of a certified check, a teller's Check, or an electronic money or funds transfer, and by a promissory note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $369,957, an operating cash flow loss of $302,244, and liquid assets in cash of $2,118, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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INVEST IN SAMPLESERVE TODAY!

A State-Of-The-Art Digital Solution For The Environmental Industry

SampleServe develops software and digital tools for environmental data collection and reporting. The company is currently in-market with four subscription mobile app product ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SampleServe
A state-of-the-art digital solution for the environmental industry

$0.00 Raised

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- SampleServe is bringing innovative digital tools to a fast-growing industry that we believe is ripe for tech-based solutions. To the best of our knowledge, ours is the only product on the market that automatically incorporates environmental labs and lab data into the networked data ecosystem – an important element for any automation that requires lab analysis.

- SampleServe's technology targets the global environmental consulting services market, which is expected to reach over $45B by 2027.* Our products cater to environmental engineering firms, oil companies, manufacturing, chemical companies, environmental laboratories, municipalities, and food producers – all of which require ongoing sampling, testing, and reporting.

- SampleServe's suite of solutions has been engineered by industry experts with extensive backgrounds in geology, computer science, and the environmental market. Our team's in-field experience informs our understanding of existing challenges within the industry and our approach to innovation allows us to partner with companies that provide complimentary products and services that also have access to large enterprise clients.

*Market information provided by (source)

Invest Now
$1.03 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$249.26	$7.2M

THE PITCH

SampleServe offers environmental professionals a complete digital solution for sampling, data collection, and regulatory reporting. The company's patented paperless system provides a simple, streamlined platform where entire teams are able to connect and coordinate operations. With decades of experience in the field, our team has identified common industry pain points and is committed to developing solutions that make sense.

A Point-And-Click System For Digitizing Data and Streamlining Sample Collection

The SampleServe platform was designed to support high volume, high frequency sampling and data collection for professionals in a variety of industries – including environmental, drinking water, food safety, cannabis, and others. Our networked ecosystem supports multiple revenue streams. SampleServe provides connected tools for digital chain-of-custody documentation, sample collection, sample receiving, analysis, imaging, and report production. Our patented systems connect every team member from sample to report, while also cutting costs, eliminating paper, improving efficiency, and ensuring data integrity.


What used to take days or weeks, now takes seconds
while cutting costs, eliminating paper, improving efficiency, and ensuring data integrity.

THE PROBLEM & OUR SOLUTION

Delivering A Digital Answer To Antiquated Industry Processes

Each year, sampling techs in the environmental and product safety related industries are tasked with collecting and quantifying over 150 million environmental, drinking water, and food safety samples. However, over 99% of samples are still collected manually, with sampling techs handwriting data and tracking chain-of-custody on paper. It's also estimated that environmental professionals spend about 40% of their time translating data into actionable reports, graphics, and maps, which can take days or even weeks to complete, and costs companies thousands of dollars.


Save Time
In The Field

With this in mind, the SampleServe team sought to create a simplified system that makes digitized data collection and transcription automatic. Our networked ecosystem of mobile app products – including SampleENV for environmental sampling, SampleH2O for drinking water, SampleSWR for COVID sewer sampling, and SampleLOG for laboratories – seamlessly digitizes each step of the process, allowing completion of the mapping and imaging portion in just seconds.


SampleENV
Environmental Sampling App
SampleSWR
COVID Sewer Sampling App
SampleLOG
Laboratory Login App
SampleH₂O
Drinking Water Sampling App

The key to our technology is our sample labeling process and patented digital chain-of-custody, which provides useful functionality to every user in the data cycle. The software requires just a few hours to learn and implement, and saves users between 40-60% of time and project costs. We also offer significant cost savings through our unique pricing model, scaling the billing according to the number of samples collected rather than a flat fee. This billing model also allows our users to pass direct project costs onto their customers, rather than building software fees into overhead expenses.



Save 60% - 90% on reporting costs
Raise profit margins while saving time and resources
Save time on every category of work



40% Savings
20% Savings
70% Savings
60% Savings
Project Management
Field Data Collection
Lab Interface
Graphics & Reporting

THE MARKET & OUR TRACTION

Generating Revenue and Real-Time Data While Growing A Robust User Database

SampleServe went live with the Apple iOS version of our Mobile Sampling Field App in September 2022. The Android version was introduced in late 2019, and since then the company has already seen substantial market growth.



Environmental Remediation
Environmental Sampling & Reporting
Food Safety
Cannabis
Drinking Water
Waste Water
Ecological

SampleServe has established a foothold in the environmental, drinking water, and covid sewer sampling markets.

Our SampleSWR app has experienced a surge from zero to over 287 monthly samples in just four months, and this volume is expected to continue increasing. Similarly, our SampleENV field sampling application went from zero users to averaging over 33 samples per day and growing. We also added a second laboratory client for our SampleH2O application, which is poised to double sample volume from drinking water labs in a short period of time.



Client Growth by Sample Count


160
140
120
100
80
60
40
20
0
Samples/Week
W29
W30
W31
W32
W33
W34
W35
W36
W37
W38
W39
W40
W41
W42
Week (July 22 '22 - Oct 19 '22)

WHY INVEST

We're Bringing Meaningful Solutions To A Fast-Growing Global Market

At SampleServe, it's our observation that transitioning any large marketplace from paper methods to all-digital is a difficult feat. However, as we see it, going digital is inevitable – it's not a matter of if it will happen, it's a matter of when and who has the tools and is best positioned to lead the way. To the best of our knowledge, ours is the only platform of its kind to service every user in the sample collection and reporting data cycle. Because of this, we believe SampleServe will become the default platform to use in the environmental and product safety sampling and reporting industries.


The environmental industry is just now in the beginning stages of adopting digital methods

Looking to the future, the company plans to leverage our traction to continue growth and to develop our networked ecosystem with even more revenue streams. We will accomplish this by partnering with other high-value products and service companies that are useful to the industry and that have connections and access to large enterprise clients. Your support will be integral to expanding our sales and offerings. Thank you for investing in SampleServe on StartEngine!

ABOUT

HEADQUARTERS
444 Cass St., Ste. 203-B
Traverse City, MI 49684

VALUATION
$7.2M

SampleServe develops software and digital tools for environmental data collection and reporting. The company is currently in-market with four subscription mobile app product revenue streams and has previously raised $2.4M in capital.

TEAM



Russell Schindler
CEO

Russell is a Certified Professional Geologist and a graduate of Western Michigan University in 1987. He has 35 years of experience developing, implementing and managing a wide variety of environmental projects and programs including; soil and groundwater remediation projects using various types of remediation, implementation of chemical, liquid waste, hazardous waste, and solid waste management programs and procedures, hydrogeological investigations, industrial regulatory compliance audit programs, sewer and water system needs evaluations, level I and II environmental (ASTM) property assessments, asbestos inspections and remediation, and mold inspections and remediation.

He developed and patented the money saving Enhanced Dissolved Oxygen Technology (E-DOT®) System, a ground water remediation/treatment system, which is becoming widely used across the country. Developed and patented the Multi-Arrayed Vacuum (MAV®) System, which is an effective and revolutionary free product recovery system. Also has a patent pending on the Per-Petual® System, a simple and effective hydrogen peroxide injection system for soil and ground water remediation/treatment and most recently developed the SampleServe.com data management and reporting software application. He holds 7 patents related to groundwater clean-up and environmental sampling.



Erik Johnson
Board Member

Erik has a Geological Engineering degree from Michigan Technological University in 1982 and is both a Certified Professional Engineer and a Certified Professional Geologist. Erik has 6-years' experience as a Geological Engineer working in oil exploration and then spent 26-years working as an environmental consultant in various capacities. In 2007 Erik started as the Environmental Director working for a mid-sized oil jobber in Michigan with over 140-gas stations where he oversaw underground storage tank compliance and environmental response and other environmental compliance activities.



Paul Goudreault
Board Member / Sales

Paul was previously the Oil & Gas Sector Leader for Wood PLC., a global consultancy, projects and operations company serving public and private sectors. Paul is an experienced business leader having served as Chairman/CEO of Inogen Environmental Alliance, CEO of Delta Consultants and CEO/Owner of Designer Doors. Paul has 40 years of client account management experience. He has developed and implemented strategic growth plans including initiatives to diversify service offerings and geographic markets. He has also designed and executed on enterprise-wide client account management programs, leading to sustainable client portfolios and accelerated growth.



Eric Bergsma
Board Member / Controller

Eric Bergsma is the Controller for SampleServe. He has over seven years of experience in purchasing and sales with Ford Motor Company and Siemens Automotive, respectively. He has also been the controller for a successful small business for the past 28 years.

TERMS

SampleServe

Overview

PRICE PER SHARE	VALUATION
$1.03	$7.2M

DEADLINE	AMOUNT RAISED
Feb 7, 2023	$0.00

Breakdown

MIN INVESTMENT
$249.26

MAX INVESTMENT
$1,199,999.44

MIN NUMBER OF SHARES OFFERED
9,708

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,165,048

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : **SampleServe, Inc.**

Corporate Address : **444 Cass St., Ste. 203-B, Traverse City, MI 49684**

Offering Minimum : **$9,999.24**

Offering Maximum : **$1,199,996.56**

Minimum Investment Amount (per investor) : **$250.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **9,708**

Maximum Number of Shares Offered : **1,165,045**

Price per Share : **$1.03**

Pre-Money Valuation : **$7,203,403.93**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird Bonus

Invest within the first 10 days and receive 7% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 5% bonus shares.

Amount-Based:

$5,000+ | 1st Perk

Invest $5,000 and receive 5% Bonus Shares.

$10,000+ | 2nd Perk

Invest $10,000 or more and receive 10% Bonus Shares.

$20,000+ | 3rd Perk

Invest $20,000 or more and receive 20% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SampleServe, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.03 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $103. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

PRESS

Cronicle Tech News

From Water Pollution To Cannabis Testing: Traverse City's SampleServe Automates Environmental Survey Data

View Article

Traverse City Business News

TC Lab A Leader In Making Environmental Data Useful

View Article

The Ticker

Northern Michigan Companies Aspire To Global Coronavirus Solutions

View Article

Forbes

Ahead Of The Curve: How To Make Rural America A Priority During Covid-19

View Article

WDET

What's Greener in Michigan's Marijuana Industry — The Bud or the Money?

View Article

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

There are over 150 million environmental, drinking water, food safety, and air samples taken every year in the $43 billion environmental and health and safety industry. All fueled by governmental regulations, liability, and peace of mind. Leaking underground storage tanks, corroding lead drinking water pipes, e-coli contamination, PFAS, microplastics, pesticides and even toxic mold in cannabis products are all increasing concerns when comes to the products we consume and the water we drink.

You would think that the environmental industry, an industry founded in science and technology, would be using the latest and greatest technologies, for gathering data, conducting investigations, and preparing reports! I'm Russell Schindler, Professional Geologist and CEO of SampleServe. I've been doing this work for 35-years and I'm here to tell you, they're not, in fact it's quite the opposite.

They're still scheduling and tracking project details in excel, they're still writing down data on paper forms. They're still filling out sample bottle labels and laboratory instructions by hand. All this information is then manually entered back at the office. Then, they complete the reports on a "time and materials billed by the hour" basis. Bottom line, the industry is still gathering data and preparing reports the way they did 30-years ago.

The SampleServe solution to this problem is a platform that digitizes sample data from the point of collection all the way through analysis at the laboratory and preparation of the final report.

Starting with digital methods and staying with digital methods through the report, allows us to save our clients up to 80% of the cost that it would have taken using their current methods.

SampleServe is the only platform that cuts costs and every category of work. From project setup to sample collection, analysis at the laboratory, and especially when preparing reports.

The SampleServe platform was first built for groundwater sampling, because that's where I've spent the majority of my career, however, we expanded the platform to include municipal drinking water sampling, and also for sampling sewer systems for the early detection of COVID, Flu and other communicable diseases. This allows communities to detect outbreaks up to 2 to 3 days earlier than before.

We've assembled a highly talented team.

Mike Franklin leads Product Development and has a computer science degree and 10-Years' experience as a software developer.

Paul Goudreault leads our sales development and strategy. Paul has a Masters in Hydrogeology and over 40-years' experience in managing environmental engineering companies and selling to large petroleum companies.

Josh Paul is our Head of Marketing with a degree in business and visual communications. He specializes in web design and video production. Say Hi Josh!

In 2022 the environmental industry is $43 billion a year, by 2026 it's expected to be $54 billion. The environmental industry is on the cusp of adopting digital methods and the SampleServe product is head and shoulders above anything else on the market. SampleServe is the only product that incorporates labs automatically into the data mix, an important element for any automation that requires lab analysis. SampleServe is perfectly positioned to become the default data collection, data delivery, and reporting application for many laboratories and consulting engineering firms.

As stated, the 150 million environmental health and safety laboratory samples are collected every year, 1% of the market at an average cost of $10 per sample, equates to $15 million in annual reoccurring revenue.

SampleServe is being used every day all over the world. We've locked in some key partnerships and are pursuing other significant players in the environmental industry.

Other important sampling market categories in development include, asbestos, lead paint, food safety, and cannabis, we've even had inquiries related to crime scene investigation sampling.

I appreciate your interest in our product and I look forward to your participation. I can be contacted at the e-mail and phone number shown here. Thank you!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SAMPLESERVE INC.

THIRD RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SampleServe Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is SampleServe Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on November 15, 2018 under the name SampleServe Inc., a Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 16, 2018, and a Second Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 28, 2019 (collectively "***Certificate of Incorporation***").

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Third Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Third Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this December ___, 2019.

By:______________________________________
A. Russell Schindler, President

Exhibit A

SAMPLESERVE INC.

THIRD RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is SampleServe Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III: DEFINITIONS.

As used in this Third Restated Certificate (the "***Third Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed, Series Seed-2, and Series Seed-NP Preferred Stock exclusively and voting together as a separate class, are entitled to elect two (2) director(s) of the Corporation (the "***Series Seed Director(s)***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) director(s) of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Original Issue Price***" means (i) $1.00 per share for the Series Seed Preferred Stock, (ii) $1.4690 for the Series Seed-2 Preferred Stock, and (iii) $0.80 for the Series Seed-NP Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 9,092,528, consisting of (a) 7,046,264 shares of Common Stock, $0.0001 per share and (b) 2,046,264 shares of Preferred Stock, consisting of (i) 1,126,671 shares of Series Seed Preferred Stock, $0.0001 per share, and (ii) 544,593 shares of Series Seed-2 Preferred Stock,

$0.0001 per share, and (iii) 375,000 shares of Series Seed-NP Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Third Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock,***" "***Series Seed-2 Preferred Stock***," or "***Series Seed-NP Preferred Stock***."

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Third Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Third Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for the series of such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Third Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Third Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Third Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Third Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Third Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into

Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Third Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Third Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of

Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Third Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Third Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Third Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Third Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Third Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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